NextPower360 Co.

NextPower360 is creating one of the world's most advanced wind generators and electric motors.


NextPower360
an untapped resource

Invest

$99.20 minimum investment

DEADLINE: November 21, 2023

in 2 months

SHARE PRICE

$0.64

TOTAL RAISED

$69,168

VALUATION

$6,005,760

4(a)(6) offering provided by Netcapital Funding Portal Inc.

FAST WIND IS A TERRIBLE THING TO WASTE

As unbelievable as it may sound, today's wind turbines are unable to harvest the energy from high-speed wind. Even worse, if the blades of the wind turbine turn too fast, the generator inside the turbine could break.

NextPower360's wind generator is designed to capture the wind's full power potential, including fast wind, potentially doubling a wind turbine's power output at a lower levelized cost of energy.

Every year, the wind industry fails to convert into electricity nearly $10 billion dollars worth of wind energy that hits wind turbine blades. This unharvested power could supply all the electricity needs of New York City 13 times over.



THE PROBLEM

WOULD YOU EAT SOUP WITH A FORK?

We believe that tools should be designed for the job at hand. Today's generators, based on 19th-century design principles, were designed for a steady input of physical energy like that from steam or a river. Last we checked, the wind is anything but steady. Like eating soup with a fork, we believe today's generators are the wrong tool for the job. In fact, current wind generators are unable to harvest fast-speed wind. Yes, you read that correctly. In fact, if the wind blows too fast, the generator can break, and so most of the wind energy that hits the blades is intentionally wasted. The inefficiency of wasting wind is compounded by the fact that today's wind generators pirate some of the wind energy that they do capture to operate braking and other parasitic systems.

Wind turbines should produce the most power at high wind speeds, yet the current wind industry sees fast wind as a problem to be mitigated rather than an untapped resource.



THE SOLUTION

WHAT IF WE COULD DOUBLE THE WIND HARVESTED PER TURBINE?

NextPower360 is aiming to change the shape of the generator and reconfigure the magnets so the generator can continually and instantly adapt to ever-changing wind speeds and capture the maximum amount of harvestable power, even at high wind speeds.

These changes are designed to provide the following benefits:

- **More Power.** Taps into the energy in fast wind, enabling our technology to potentially harvest more than twice the energy compared to conventional designs.
- **Reduced Manufacturing Costs.** Lowers manufacturing costs due to reductions in laminated steel in the stator core.
- **Improved Cost Effectiveness.** Dramatically reduces the overall cost of energy, increasing the cost-effectiveness of wind farms, and strengthening their ROI.
- **Massive Carbon Reductions.** Enables the wind sector to further reduce gigatons of carbon emissions annually as the industry converts to our more efficient technology.
- **More Siting Options.** Expands siting options for wind farms to be closer to where electricity is needed most, potentially increasing site opportunities for wind and reducing infrastructure costs such as roads and transmission lines.
- **Less Rare Earth Magnets.** Reduces or even eliminates rare earth magnets in wind generators, reducing dependence on an environmentally risky and fragile supply chain.



EXPERT OBSERVATIONS

We are still at the early stages, but already we've received validation from proof of concept prototypes and support from technology experts:

> ***"This simple, out-of-the-box thinking resulted in a variable speed generator design that nobody had thought about before—genuinely hidden in plain sight. A novel design that, I believe, will revolutionize wind power generation. For this reason, I became an early-stage investor in NextPower360 and a technical advisor."***
>
> – Dr. Khalid Hamied
>
> Managing Director at Knovalytics, PhD in Electrical Engineering from Georgia Tech

"The concept is very interesting and very intriguing. It goes to the fundamental design of an electric machine, which if proven, could shape the wind industry for decades to come."

– Dr. Madhav Manjrekar

Founder of Vaidyut, Senior Member at IEEE, PhD from the University of Wisconsin - Madison, and holder of 10 patents related to power electronics and motor drives

"I have been involved in fast growing unicorn companies in the software industry for many years. I have never seen an opportunity that represents more potential for both positive global impact and financial return."

– Tom Jones

NextPower360 Board Member



THE BUSINESS OPPORTUNITY

We believe climate change represents one of the greatest investment opportunities of our time. The reason is simple: the devastating effects of climate change are increasing in severity and impact, and entrepreneurial companies are the spearhead in bringing new technologies to market.

You might believe that wind power innovation has reached a plateau, but you'd be wrong. NextPower360's wind turbine generator represents a new innovation that could fundamentally change the economics and efficacy of wind turbines. By developing a new wind generator that can potentially double the harvest of energy per turbine, NextPower360 aims to offer a profitable, efficient tool for producing substantially more clean energy at less cost.

Our planned business model is to license our technology to major wind turbine manufacturers such as GE, Vestas, or Siemens or their suppliers. NextPower360's significant leap forward over current technology in efficiency and economic advantage may provide competitive differentiation to NextPower360's licensing partners.

The global wind turbine generator market reached over $21 billion in 2021 and is estimated to reach $35.4 billion USD in 2023. The wind generator market operates within the larger wind turbine market estimated to reach $174.75 billion by 2030.


TESLA

You may or may not know that motors and generators are essentially the same technology that operates in reverse directions. The innovations in the NextPower360 technology design also apply to the electric vehicle sector.

The initial market focus is planned to be on wind power, but the same principles employed in NextPower360's generator should result in electric motor designs that provide breakthrough range extension from smaller, simpler, lighter, and more efficient motors, with improved power and regenerative braking.

An investment in NextPower360 represents potential exposure to two nearly $100 billion plus industries.

A UNIQUE INVESTMENT OPPORTUNITY

The clean energy sector is one of the fastest growing sectors in the market, and it is estimated that over $3.4 trillion! may be invested in renewable energy this decade. Don't be left on the sidelines.

NextPower360 is an opportunity to get in early at what could be one of the most advanced wind generators in the world and a powerful force in humanity's fight to stabilize the climate. We are raising $100,000 as part of a pre-seed round to continue our R&D process, build relationships with our eventual customers, and leverage non-dilutive federal grants dedicated to low-carbon technologies.

Our team has accomplished much since the company launch in September of 2022:

- **Patent Process.** Submitted our initial landmark provisional patent on August 26, 2022, including a 72-page technical disclosure document
- **Proof of Concept.** Assembled first proofs of concept that demonstrate electricity production and a clean, radial magnetic field as anticipated by our design
- **Key Advisors.** Assembled an impressive Technology Board of Advisors
- **Early Capital.** Secured $100,0000 in initial pre-seed funding
- **Federal Grant Moneys.** Submitted a full federal Small Business Innovation Research (SBIR) grant application as part of our strategy to tap into unprecedented amounts of federal funds targeting low-carbon technologies
- **Energy Labs.** Explored collaboration with sophisticated energy labs in North Carolina, where we can continue our prototype development work

THE FOUNDERS

What type of thinking is needed to innovate a technology around since the late 1800s? Here is NextPower360's inventor, Dr. Tony Iacovelli's response to this question:

> ***"A generator or motor is not the device nor its physical parts. It is the interaction of electric and magnetic fields that makes a motor or generator. The only portion of the device that does all the work is the interaction of invisible, untouchable energy fields. All the physical pieces, components, and parts are just there to house the fields. Most engineers seem to erroneously think of a motor or generator as being a physical device made of assembled parts. To advance our understanding, the parts need to fade from view and the fields need to 'materialize' into the forefront of our design conceptualizations. It is not a machine we are crafting and optimizing, it is an interaction of fields. The parts are just a secondary means. Start by envisioning the perfect forms of field interactions then work backward to see the parts that will make that happen."***
>
> – Dr. Tony Iacovelli
> Inventor

Dr. Tony Iacovelli (Inventor and CTO), MD, has enjoyed a dual career both as an emergency room physician and 20 years in renewable energy research and development with the NextPower design as the latest in a line of profound innovations. He has invented and internationally patented a novel family of fuel cells that have 14 times the power density of the industry standard. Previously, he has developed a medical device that helps make surgery faster and safer as well as another device that can be used for the emergency treatment of children. He studied medicine at George Washington University School of Medicine and biology at Syracuse University.

Michael Shore (CEO), MS, MCE, PE, is a successfully exited entrepreneur with extensive C-suite experience. Over six years, he grew his solar company, FLS Energy, to become one of the most impressive early utility solar developers and rank 46 on the Inc list of fastest growing companies in the United States. He has gone on to advise sustainable technology companies across the globe and invested in and been on the leadership teams of several other breakthrough sustainable companies. He holds degrees in Civil and Environmental Engineering from NC State and UNC respectively.



Dr. Tony Iacovelli (Inventor and CTO), MD (left), Michael Shore (CEO), MS, MCE, PE (right)

BEACONS OF HOPE

Climate change is so daunting, sometimes it is tempting to give up hope.

The fact is that humanity can rise to the challenge, and technological advancements can play a significant part in the solution.

One of the greatest opportunities to stabilize the climate is by enabling wind turbines to harvest more energy from the wind. When you see wind turbines on the horizon, you are looking at beacons of hope in the fight to stabilize the climate.

With your help, NextPower360 can continue to develop and commercialize a technology that the wind industry needs. Together we can make sure wind turbines harvest their full potential.



USE OF PROCEEDS

If the offering's maximum amount of $100,000 is raised:

Use	Value	% of Proceeds
Research & Development	$65,100	65.1%
Technicians	$30,000	30.0%
Intermediary fees	$4,900	4.9%

TERMS

This is an offering of Common Stock, under registration exemption 4(a)(6), in NextPower360 Co.. This offering must raise at least $10,000 by November 21, 2023 at 9:59pm ET. If this offering doesn't reach its *target*, then your money will be refunded. NextPower360 Co. may issue additional securities to raise up to $100,000, the offering's *maximum*.

If the offering is successful at raising the maximum amount, then the company's implied valuation after the offering (sometimes called its *post-money valuation*) will be:

	9,540,250 shares
×	$0.64 per share
	$6,105,760 implied valuation

FINANCIALS

These financial statements have been reviewed by an independent Certified Public Accountant.

CPA review letter

SEC FILINGS

The Offering Statement is a formal description of the company and this transaction. It's filed with the SEC to comply with the requirements of exemption 4(a)(6) of the Securities Act of 1933.

Latest Offering Statement

We're also required to share links to each of the SEC filings related to this offering with investors.

- Form C on May 17, 2023
- Form C/A on July 7, 2023

UNDERSTAND THE RISKS

Be sure to understand the risks of this type of investment. No regulatory body (not the SEC, not any state regulator) has passed upon the merits of or given its approval to the securities, the terms of the offering, or the accuracy or completeness of any offering materials or information posted herein. That's typical for Regulation CF offerings like this one.

Neither Netcapital nor any of its directors, officers, employees, representatives, affiliates, or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

MORE INFO

- Website
- LinkedIn

UPDATES

Jul 7, 2023 — Filed Form C/A

May 17, 2023 — Primary offering of 156,250 shares at $0.64

May 17, 2023 — Filed Form C

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